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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 30, 2003

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecommunications Company of Chile, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated April 30, 2003 announcing First Quarter 2003 Results.

2.	First Quarter 2003 Financial Statements

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Item 1.

News Release FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE FIRST QUARTER 2003 (1Q03)

Highlights:

The Company recorded a profit of Ch$7,259 million (US$9.9 million) in 1Q03, compared to Ch$2,325 million (US$3.2 million) in 1Q02
EBITDA amounted to Ch$97,776 million (US$133.7 million) in 1Q03, compared to Ch$99,733 million (US$136.3 million) in 1Q02
EBITDA margin reached 49.2% in 1Q03, compared to 46.1% in 1Q02

(Santiago, Chile – April 30, 2003)  Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica CTC Chile” or the “Company”) announced today its unaudited quarterly financial results, stated in Chilean GAAP (in constant Chilean pesos as of March 31, 2003) for the first quarter of 2003. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for March 31, 2003, which was Ch$731.56  = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company’s website, www.telefonicactcchile.cl.

CONSOLIDATED RESULTS FOR 1Q03
(Comparisons refer to 1Q02)

REVENUES
Telefónica CTC Chile’ s revenues decreased by 8.1% in 1Q03 as compared to 1Q02, amounting to Ch$198,876 million (US$271.9 million). However, this decrease is mainly a result of the fact that the comparison is with 1Q02 numbers, a quarter in which the Company’s total revenues included revenues from the subsidiary Sonda, which are no longer consolidated since the sale of a 25% stake in this subsidiary in September 2002. Excluding Sonda revenues in 1Q02, Telefónica CTC Chile’s total consolidated revenues increased 3.2% in 1Q03 as compared to 1Q02. Regarding the Company’s core businesses performance, only long distance revenues showed a year-over-year decline, dropping 8.7% in 1Q03 compared to 1Q02.  This decrease was offset by: (i) an 11.3% increase in revenues from mobile services, (ii) an 8.5% increase in revenues from corporate customer communications services, and (iii) a 1.2% increase in fixed telephony revenues in 1Q03 compared to 1Q02.

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1Q03 Earnings Release

OPERATING COSTS AND EXPENSES
Operating costs and expenses decreased by 9.0% in 1Q03 to Ch$166,002 million (US$226.9 million), as compared to Ch$182,452 million (US$249.4 million) in 1Q02. However, excluding costs of Sonda in 1Q02, operating costs increased by 5.5% in 1Q03 from 1Q02.

Salary expenses decreased by 39.8% in 1Q03 as compared to 1Q02, to Ch$12,944 million (US$17.7 million), mainly due to savings generated by the corporate reorganization process implemented in October 2002, partly offset by a lower reversal of salary provisions in 1Q03 as compared to 1Q02 (salary expenses are seasonally lower in the first quarter due to a reversal of salary provisions as a result of the summer vacation period in Chile). This decrease is also enhanced by the fact that Sonda employees are no longer included, since the sale of 25% of the Company’s stake in this subsidiary in September 2002. Excluding Sonda’s effect, salary expenses decreased by 11.0% in 1Q03 from 1Q02.

Other operating costs and expenses decreased by 7.5% in 1Q03 as compared to 1Q02, to Ch$56,500 million (US$77.2 million). However, excluding Sonda’s costs in 2002, such costs increased by 15.1%, mainly as a result of higher costs of interconnection to mobile telephones, as well as higher provisions for doubtful accounts.

Administrative and selling expenses decreased by 7.4% to Ch$31,656 million (US$43.3 million), mainly due to decreased salaries for sales and administrative personnel as a result of the corporate reorganization process implemented in October 2002, as well as the fact that the salary expense of Sonda’s sales and administrative personnel is no longer consolidated. Excluding administrative and selling expenses associated with Sonda in 1Q02, administrative and selling expenses decreased by 1.7% in 1Q03 from 1Q02. This decrease was partly offset by increased sales commissions related to sales of ADSL and services to corporate customers, as well as higher publicity expenses related to the summer marketing campaign.

EBITDA
As a result of the above, EBITDA[1] in 1Q03 decreased by 2.0% to Ch$97,776 million (US$133.7 million), compared to Ch$99,733 million (US$136.3 million) recorded in 1Q02. Excluding the impact of Sonda in 1Q02, EBITDA grew 1.0% in 1Q03 compared to 1Q02.

EBITDA margin[2]in 1Q03 was 49.2%, compared to 46.1% recorded in 1Q02. However, if Sonda’s impact is excluded, EBITDA margin in 1Q02 would have been 50.2%.

[1]	EBITA = operating income + depreciation
[2]	EBITA margin = (operating income + depreciation)/total operating revenues.

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1Q03 Earnings Release

DEPRECIATION
Depreciation expense decreased 1.2% to Ch$64,902 million (US$88.7 million) in 1Q03 as compared to the 1Q02. However, excluding depreciation expenses associated with Sonda in 1Q02, it increased by 2.7% in 1Q03 from 1Q02, mainly as a result of putting into operation new assets of the Company.

OPERATING INCOME
OPERATING INCOME decreased by 3.4% to Ch$32,874 million (US$44.9 million) in 1Q03 as compared to Ch$34,031 million (US$46.5 million) recorded in 1Q02. The operating margin amounted to 16.5% in 1Q03 as compared to 15.7% in 1Q02. Excluding operating income associated with Sonda in 1Q02, consolidated operating income decreased by 2.1% in 1Q03 compared to 1Q02 and the operating margin in 1Q02 would have been 17.4%.

NON- OPERATING INCOME
NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 36.0% decrease in its non-operating losses, which amounted to Ch$16,427 million (US$22.4 million) in 1Q03, as compared to a non-operating loss of Ch$25,667 million (US$35.1 million) in 1Q02. The lower non-operating loss in 1Q03 is primarily the result of:

(i)   a 13.6% reduction in interest expenses in 1Q03 compared to 1Q02, as a result of a 20.1% reduction in average interest-bearing debt over the same period, the renegotiation of interest rates in outstanding loans and the decrease in market interest rates. This was partly offset by the fact that as of January 2003, the Company no longer capitalizes interest expenses. Total interest-bearing debt was US$1,527 million as of March 31, 2003;

(ii)   a positive monetary correction in the amount of Ch$2,088 million (US$2.8 million) in 1Q03, impacted by the 0.8% positive consumer price index in March 2003, as compared to losses of Ch$4,076 million (US$5.6 million) in 1Q02, which included devaluation from Sonda’s investments in Argentina and Brazil as well as the impact of a negative consumer price index in the quarter, and

(iii)  lower losses in other non-operating income/expenses in 1Q03 as a result of the gain of Ch$1,345 million (US$1.8 million) from the increase in market value of Terra Network shares in 1Q03 vs. a loss of Ch$464 million (US$0.6 million) in 1Q02.

The above was partially offset by a 34.6% decrease in interest income due to lower local and international interest rates and lower available funds, which were applied to pay down the Company’s interest-bearing debt.

INCOME TAXES
INCOME TAXES In 1Q03, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$9,173 million (US$12.5 million), composed of a Ch$2,080 million (US$2.8 million) current income tax and a Ch$7,093 million (US$9.7 million) charge for deferred taxes of the period as well as amortization of deferred taxes of previous periods. This is a 58.3% increase as compared to the Ch$5,794 million (US$7.9 million) tax charge registered in 1Q02, mainly due to higher deferred taxes of the period resulting from decreased accumulated tax losses.

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1Q03 Earnings Release

NET RESULT	The Company recorded a net income of Ch$7,259 million (US$9.9 million) in 1Q03 as compared to a net income of Ch$2,325 million (US$3.2 million) recorded in 1Q02.

Net income per ADR in 1Q03 amounted to US$0.04, compared to a net income per ADR of US$0.01 recorded in 1Q02. Furthermore, net income per share in 1Q03 equaled Ch$7.6 as compared to Ch$2.4 in 1Q02.

CAPEX	Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$42 million in 1Q03 compared to US$25 million in 1Q02.

CASH FLOW	The consolidated free cash flow from operations[3] for Telefónica CTC Chile in 1Q03 reached Ch$49,704 million (US$67.9 million) as compared to Ch$62,619 million (US$85.6 million) in 1Q02.

REVENUES BY BUSINESS UNIT

NOTE: As of Sept. 2002, Sonda’s revenues do not appear as part of Telefonica CTC Chile’s total consolidated revenues

FIXED TELEPHONY
Revenues from fixed telephony services include Primary Service, Access Charges and Interconnections and Directory Advertising. Fixed telephony revenues, which represented 46.9% of total operating revenues in 1Q03, increased by 1.2% to Ch$93,370 million (US$127.6 million) as compared to 1Q02.

[3]	Free cash flow = EBITDA - capital expenditures - net interest expense - taxes

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1Q03 Earnings Release

Revenues from Fixed Telephony, which represent 47% of total operating revenues, grew 1.2% in the quarter
Lines per employee (excluding employees of Telefónica CTC Chile’s subsidiaries), increased by 20.9% from 847 at March 31, 2002 to 1,024 at March 31, 2003, as a result of the corporate restructuring process that took place in October 2002, and despite the decrease in lines in service during the year.

Primary service revenues, which include the fixed monthly charge, variable charge, connections and other installations, value added services and equipment marketing, among others, increased by 1.1% to Ch$86,653 million (US$118.4 million) in 1Q03 as compared to 1Q02. This increase is mainly attributable to: (i) a 58.1% increase in other fixed telephony revenues due to higher revenues from ADSL service and flat fees for Internet access; (ii) an 11.1% increase in revenues from value added services (call waiting, call transfer, voice mail, conference call, among others), and (iii) a 39.5% increase in revenues from equipment marketing due to revenues from equipment sales to small and medium-size enterprises, which prior to the Company’s most recent business restructuring were included as corporate customer revenues. This was partially offset by a 0.5% decrease in fixed charges and an 1.7% decrease in variable charges, due to: (i) an 1% additional tariff decrease applied in May 2002 to variable and fixed charges pursuant to the Tariff Decree; (ii) a 2.9% decrease in average lines in service in 1Q03 vs. 1Q02, which resulted from increased disconnections in 1Q03 due to higher levels of non-payment, and (iii) an increase in traffic charged as fixed-Internet traffic, which rates are lower than those of traffic rated as Measured Local Service (fixed-fixed calls); the above was however offset by a positive effect of the tariff indexation, due to devaluation of the Chilean peso.

Access charges and interconnections revenues include revenues from access charges generated by DLD and ILD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile’s network; they also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues increased by 0.7% in 1Q03 to Ch$5,758 million (US$7.9 million) as compared to 1Q02, mainly as a result of a 2.9% increase of domestic long distance access charges and a 3.0% increase of other charges and interconnections services. This was partially offset by a 12.6% decrease in international long distance access charges revenues, due to a reduction in international interconnection traffic.

Revenues from directory advertising, generated by the Company’s contract with Publiguías, increased by 11.5% in 1Q03 to Ch$959 million (US$1.3 million) as compared to 1Q02.

LONG DISTANCE Improvement in LD market share
Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 8.7% of consolidated operating revenues in 1Q03, decreased by 8.7% as compared to 1Q02, to Ch$17,293 million (US$23.6 million). This quarterly decrease in revenues was mainly due to: (i) lower revenues from domestic long distance services (“DLD”) due to the 10.0% decrease in DLD traffic carried by 188 Telefónica Mundo and Globus in 1Q03 as compared to 1Q02, mainly as a result of the slow economic recovery and the substitution effect of mobile service, and in line with the DLD market traffic evolution, (ii) lower revenues from international long distance services (“ILD”) due to the fact that the 6.1% increase in outgoing ILD traffic was offset by a reduction of 10.1% in the average price of this service in 1Q03 vs. 1Q02 caused by higher competition, and (iii) lower revenues from the rental of the long distance network to other telecom operators in 1Q03 in comparison with 1Q02 due to lower prices and lower market traffic in general.

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1Q03 Earnings Release

MOBILE COMMUNICATIONS 16% increase in average subscribers from 1Q02
Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays, as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 27.6% of total operating revenues in 1Q03, amounted to Ch$54,872 million (US$75.0 million), an increase of 11.3% as compared to 1Q02. This increase is mainly as a result of a 15.7% increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user (“ARPU”), due to an increase in the proportion of prepaid customers in Telefónica Móvil’s subscriber base. Prepaid customers represented 77% of total average cellular subscribers in 1Q03, as compared to 75% in 1Q02. As of March 31, 2003, Telefónica Móvil had 1,883,837 customers.

CORPORATE CUSTOMER COMMUNICATIONS Higher revenues from IP solutions
Corporate customer communications include revenues from (i) telecommunications equipment sales, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700 and 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, “ISP Empresas” revenues, services such as housing and hosting and consulting services to corporate customers.

Revenues from corporate customer communications increased by 8.5% to Ch$20,665 million (US$28.2 million) in 1Q03 as compared to 1Q02. The contribution of corporate customer communications revenues to total operating revenues increased from 8.8% in 1Q02 to 10.4% in 1Q03. This increase was mainly related to increased connectivity services through the IP network, higher revenues from sales of projects and complementary services to corporate customers and revenues from broadband and ISP services. However, this was partly offset by lower prices of data services, which have progressively decreased due to strong competition. Furthermore, there is continued migration from traditional networks to IP network services. ATM links decreased by 2% while data links through the IP network grew at a rate of 2% for switched IP network customers and a rate of 363% for dedicated IP network customers in 1Q03 as compared to 1Q02.

Additionally, as of January 2003, and according to the business restructuring of October 2002, revenues from equipment marketing to small and medium-size enterprises are now accounted for the “Consumer and Small Business Communications” business area, under fixed telephony revenues.

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Q03 Earnings Release

OTHER BUSINESSES Decrease of revenues from Other Businesses impacted by the elimination of Sonda's revenues
These revenues include public telephones, as well as revenues from interior installation and equipment marketing of the subsidiary CTC Equipos, among others. They represented 6.4% of total operating revenues in 1Q03. As of and including September 2002, the revenues of the information systems subsidiary Sonda are no longer included in this item.

Public telephone revenues decreased by 14.5% in 1Q03 to Ch$2,908 million (US$4.0 million) as compared to 1Q02, mainly as a result of lower average revenue per public telephone due to mobile traffic substitution.

Interior installation and equipment marketing revenues increased by 3.0% in 1Q03 to Ch$7,391 million (US$10.1 million) compared to 1Q02.

Other businesses revenues decreased by 6.6% to Ch$2,377 million (US$3.2 million) in 1Q03, as compared to 1Q02. These revenues include revenues from other subsidiaries such as Istel (employee health insurance) and Telemergencia, among others.

BUSINESS UNIT PERFORMANCE FOR 1Q03

Business Unit	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)

Fixed telephony	57,115	54%	(5,625)
Long distance	9,861	44%	6,805
Mobile	18,871	34%	2,933
Corp. Communications (incl. Data)	n.a.	n.a.	3,943
Others	n.a.	n.a.	(797)
Consolidated	97,776	49.2%	7,259

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1Q03 Earnings Release

2003 ESTIMATES

Volume Growth	Year 2003(E)
Lines in service	2,660,000 - 2,675,000
Traffic per line-day	17.5 - 18.5
Traffic LD Mundo+Globus:
DLD (millions of minutes)	665 - 675
ILD outgoing (millions of minutes)	66 - 69
Cellular subscribers	2,060,000 - 2,070,000
ATM connections	1,750 - 1,850
Dedicated IP network connections	6,500 - 6,700
ADSL connections	120,000 - 130,000
(In millions of nominal Ch$)
Operating revenues	800,000 - 830,000
EBITDA	390,000 - 410,000
EBITDA margin	47% - 49%
Operating income	130,000 – 150,000
Capex (millions US$)	230

COMPANY NEWS

TELEFONICA MOVIL BEGINS OPERATING GSM TECHNOLOGY

As of April 2003, Telefónica Móvil operates the only GSM/GPRS network with nationwide coverage in Chile. This new  technology  guarantees consistent and solid technological progress (70% of mobile users in the world use GSM tecnology) and improves the competitive offering of Telefónica Móvil by providing a wider variety of handsets with a better cost/benefit ratio and new value added services, such as WAP services (chat, game downloads) and MMS (multimedia messages).

Estimated Capex for the GSM network amounts to US$150 million between the years 2002-2004.

ANNUAL GENERAL SHAREHOLDER’S MEETING

On April 4, 2003, Telefónica CTC Chile held its annual General Shareholder’s Meeting which approved all topics submitted for approval. Among others, shareholders approved the appointment of Deloitte & Touche as independent external auditors, and the appointment of Fitch Chile and Humphrey’s Ltda. as the local rating agencies. Regarding the investment and financing policy for 2003, shareholders approved a modification in what Telefónica CTC Chile defines as essential assets, replacing 51% of CTC Equipos’ shares by 51% of Telefónica Empresas’ shares plus the necessary assets to operate such company. Additionally, the 2003 dividend policy was communicated, which proposed the distribution of 30% of net income corresponding to fiscal year 2003, through the payment of a final dividend in May 2004.

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1Q03 Earnings Release

TARIFF DECREE PROCESS FOR FIXED TELEPHONY

On January 13, 2003, before the beginning of the tariff setting process for Telefónica CTC Chile’s fixed telephony rates, the Company presented a request to the Antitrust Commission to rule on the possibility of establishing tariff flexibility in specific geographical areas, defining telephone services subject to tariff regulation in non-competitive areas and determining that Telefónica CTC Chile has the right to offer alternative tariff plans without previous authorization. This declaration, which to date has not yet occurred, will define which services, geographical areas and under what conditions certain rates to the public will be subject to tariff regulation.

APPROVAL OF TECHNICAL-ECONOMIC BASIS IN THE MOBILE TARIFF DECREE PROCESS

On January 10, 2003, Telefónica Móvil presented its proposed Technical-Economic Basis to apply to the tariff decree process for mobile companies. Through Resolution of 22 of February of 2003, the Undersecretary of Telecommunications approved the definite Technical-Economic Basis to govern the tariff-setting process in the 2004-2009 period.

DIRECTOR OF TELEFONICA CTC CHILE RESIGNS

On April 22, 2003, Mr. Jacinto Díaz Sánchez resigned as Director and Deputy Chairman of Telefónica CTC Chile. Effective on the same date, Telefónica CTC Chile’s Board of Directors appointed Mr. José María Alvarez-Pallete to those positions.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE’S INVESTOR RELATIONS WEBSITE AT:
www.telefonicactcchile.cl/ investors/contenido.html

For more information contact:

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1Q03 Earnings Release

Gisela Escobar - Verónica Gaete
María José Rodríguez - Florencia Acosta	Richard Huber /Mariana Crespo
TELEFONICA CTC CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	212-807-5026 / 212-807-5014
Fax: 562-691-2392
E-mail:	E-mail:
gescoba@ctc.cl, vgaete@ctc.cl	richard.huber@tfn.com
mjrodri@ctc.cl, macosta@ctc.cl	mariana.crespo@tfn.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control

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Item 2

CONSOLIDATED BALANCE SHEET (ChGAAP)
(Figures in thousands of Ch$ as of March 31, 2003)

ASSETS	2003 Ch$	2002 Ch$	LIABILITIES	2003 Ch$	2002 Ch$

CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks	14,440,598	14,711,130	Banks and financial institutions - short-term	9,231,057	22,634,511
Time deposits	31,696,737	19,014,131	Banks and financial institutions - current maturities	148,974,902	170,848,709
Marketable securities	92,163,055	48,306,579	Debentures	16,861,274	34,142,280
Trade receivables	210,230,268	245,965,404	Current maturities of other long-term liabilities	485,230	637,085
Notes receivable	6,287,655	6,743,738	Dividends payable	205,307	227,198
Sundry debtors	19,438,211	31,429,430	Accounts payable	160,195,246	180,456,530
Due from related companies	20,885,591	9,357,068	Notes payable	261,267	398,049
Inventories	12,565,363	35,763,577	Sundry creditors	7,279,897	30,123,800
Refundable taxes	21,092,769	31,033,118	Due to related companies	9,042,001	15,149,791
Prepaid expenses	8,934,496	10,878,503	Provisions	3,994,105	6,940,982
Deferred taxes	24,256,956	54,163,547	Withholdings	10,486,342	16,876,404
Other current assets	33,196,393	145,889,964	Unearned income	7,882,614	2,589,653
Total current assets	495,188,092	653,256,189	Other current liabilities	2,997,782	39,809,705
FIXED ASSETS			Total current liabilities	377,897,024	520,834,697
Land	27,489,248	29,657,059
Construction and infrastructure works	184,224,215	199,477,520	LONG-TERM LIABILITIES
Machinery and equipment	3,335,264,957	3,262,070,926	Banks and financial institutions	419,213,471	460,993,713
Other fixed assets	403,693,385	429,931,647	Debentures	514,006,078	568,666,442
Technical revaluation	9,176,040	9,175,924	Due to related companies	24,829,309	26,240,695
Less: accumulated depreciation	2,043,319,358	1,844,319,957	Sundry creditors	7,370,651	30,688,637
Fixed assets-net	1,916,528,487	2,085,993,119	Provisions	17,842,881	21,558,291
			Deferred Taxes	41,777,880	50,781,281
OTHER ASSETS			Other long-term liabilities	6,062,043	10,980,691
Investments in related companies	42,272,274	16,486,053	Total long term liabilities	1,031,102,313	1,169,909,750
Investments in other companies	3,835	692,195
Goodwill	176,575,881	206,126,560	MINORITY INTEREST	1,164,918	38,132,152
Less: Negative goodwill	0	70,334
Long-term debtors	36,431,928	40,542,553	EQUITY
Intangibles	32,528,976	21,525,864	Paid-in capital	736,468,120	743,122,953
Amortization (less)	3,060,222	2,590,642	Reserve	3,682,341	(2,972,491)
Other long-term assets	14,325,656	21,165,213	Share premium	115,084,917	115,084,917
			Other reserves	2,182,684	1,693,035
Total other assets	299,078,328	303,877,462	Retained earnings:	443,212,590	457,321,757
			Prior years	435,953,764	455,381,648
			(Losses) Income for the period	7,258,826	2,324,840
			Less: deficit from development stage enterprise	0	384,731
			Total equity	1,300,630,652	1,314,250,171
TOTAL ASSETS	2,710,794,907	3,043,126,770	TOTAL LIABILITIES AND EQUITY	2,710,794,907	3,043,126,770

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QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)
(Ch$ millions as of March 31, 2003)

	JAN-MAR 2002	IQ 2002	IIQ 2002	IIIQ 2002	IVQ 2002	JAN-MAR 2003	IQ 2003	VARIATION

								IQ03/IQ02	2003/2002

OPERATING REVENUES
FIXED TELEPHONY	92,257	92,257	94,538	96,554	99,785	93,370	93,370	1.2%	1.2%
Primary Service	85,679	85,679	88,218	87,923	93,064	86,653	86,653	1.1%	1.1%
Telephone Line Serv.Fee (Fixed Monthly Charge)	39,763	39,763	39,530	39,821	40,413	39,557	39,557	-0.5%	-0.5%
Variable Charge	36,415	36,415	39,207	40,222	41,385	35,800	35,800	-1.7%	-1.7%
Connections and other installations	1,980	1,980	1,738	1,638	1,639	1,605	1,605	-18.9%	-18.9%
Value added services	4,043	4,043	4,202	4,112	4,892	4,491	4,491	11.1%	11.1%
Equipment Marketing	1,605	1,605	1,185	715	1,487	2,239	2,239	39.5%	39.5%
Other fixed telephony revenues	1,873	1,873	2,356	1,415	3,248	2,961	2,961	58.1%	58.1%
Access Charges and Interconnections	5,718	5,718	6,038	5,869	5,757	5,758	5,758	0.7%	0.7%
Domestic long distance	2,244	2,244	2,341	2,417	2,481	2,309	2,309	2.9%	2.9%
International long distance	832	832	945	887	867	727	727	-12.6%	-12.6%
Other interconnection services	2,642	2,642	2,752	2,565	2,409	2,722	2,722	3.0%	3.0%
Directory Advertising	860	860	282	2,762	964	959	959	11.5%	11.5%
						0	0		0.0%
LONG DISTANCE	18,936	18,936	18,243	18,275	19,651	17,293	17,293	-8.7%	-8.7%
Domestic Long Distance	8,505	8,505	8,086	8,264	8,246	7,710	7,710	-9.3%	-9.3%
International Service	7,253	7,253	7,031	6,886	7,018	6,790	6,790	-6.4%	-6.4%
Rental of LD Network	3,178	3,178	3,126	3,125	4,387	2,793	2,793	-12.1%	-12.1%
							0		0.0%
MOBILE COMMUNICATIONS	49,320	49,320	49,883	51,531	57,232	54,872	54,872	11.3%	11.3%
Outgoing Traffic	27,609	27,609	29,959	30,723	33,207	32,305	32,305	17.0%	17.0%
Interconnection under Calling Party Pays	21,711	21,711	19,924	20,808	24,025	22,567	22,567	3.9%	3.9%
							0		0.0%
CORPORATE CUSTOMER COMMUNICATIONS	19,053	19,053	20,813	21,665	25,106	20,665	20,665	8.5%	8.5%
Equipment	5,048	5,048	5,674	5,828	8,074	3,791	3,791	-24.9%	-24.9%
Complementary Services	2,661	2,661	2,792	3,267	3,725	3,752	3,752	41.0%	41.0%
Data services	3,876	3,876	4,484	4,968	4,995	6,053	6,053	56.2%	56.2%
Dedicated links and others	7,468	7,468	7,863	7,602	8,312	7,069	7,069	-5.3%	-5.3%
							0		0.0%
OTHER BUSINESSES	36,917	36,917	32,170	32,816	12,722	12,676	12,676	-65.7%	-65.7%
Public Telephones	3,400	3,400	3,090	2,627	3,021	2,908	2,908	-14.5%	-14.5%
Interior installation and equipment marketing	7,178	7,178	6,971	6,742	7,493	7,391	7,391	3.0%	3.0%
Information System Services (Sonda)	23,793	23,793	19,924	18,890	26	0	0	-100.0%	-100.0%
Other Operating Revenues	2,546	2,546	2,185	4,557	2,182	2,377	2,377	-6.6%	-6.6%

TOTAL OPERATING REVENUES	216,483	216,483	215,647	220,841	214,496	198,876	198,876	-8.1%	-8.1%

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS PERIODS ENDED AS OF MARCH 31, 2002 AND 2003
Figures in Thousands of Constant Ch$ as of March 31, 2003

	2003	2002

NET CASH PROVIDED BY USING IN OPERATING ACTIVITIES	69,336,969	70,663,789
Net income (Gain/Losses)	7,258,826	2,324,840
Result in sales of assets	47,511	(1,952,098)
Loss in sale of fixed assets	47,511	124,960
Gain in sales of investments (less)	0	(2,082,511)
Loss in sales of investments	0	5,453
Charges (credits) to income not affecting cash flows:	82,304,518	76,790,176
Depreciation	65,731,886	65,988,724
Intangibles amortization	415,751	195,318
Write-off and provisions	7,058,214	4,700,969
Equity earnings from related companies (less)	(190,471)	(95,975)
Equity losses from related companies	37,862	82,326
Amotization of goodwill	3,726,644	3,854,344
Amortization of negative goodwill	0	(89,292)
Price-level restatement (net)	(2,043,302)	1,642,053
Gain (loss) on foreign currency transactions	(45,451)	2,433,745
Other credits not affecting cash flows	(4,902,919)	(13,813,921)
Other charges not affecting cash flows	12,516,304	11,891,885
Decrease (increase) in current assets:	11,444,947	22,918,228
(Increase) Decrease in trade receivables	(10,236,672)	12,603,931
(Increase) Decrease in inventories	1,608,313	(2,054,359)
(Increase) Decrease in other current assets	20,073,306	12,368,656
Increase (decrease) in current liabilities:	(31,734,282)	(29,749,718)
Increase (decrease) in due to related companies, related with operating activities	(26,050,779)	(34,176,196)
Increase (decrease) in accrued interest payable	(5,382,791)	(4,295,548)
Increase (decrease) in income tax payable, net	(582,425)	13,799,978
Increase (decrease) in other accounts payable	0	0
related with non operating result	(2,593,608)	(3,016,943)
Increase (decrease) in value-added tax, net, and other	2,875,321	(2,061,009)
Income (loss) of minority interest	15,449	332,361

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PHYSICAL STATISTICS

	I 2002	II 2002	III 2002	IV 2002	I 2003

Total lines in service at the end of period	2,746,178	2,760,252	2,721,412	2,686,695	2,630,223
Average number of lines in service (quarterly)	2,734,366	2,752,418	2,740,296	2,701,752	2,655,948
Number of lines installed (1)	3,024,693	3,027,354	3,030,444	3,023,541	3,026,374
Lines per 100 Inhabitants (2)	17.5	17.6	17.3	17.1	17.4
Public telephones in service at end of period	37,740	36,759	36,251	35,674	35,396
Effective minutes of local traffic measured by second (million)	3,650	4,088	3,984	4,178	3,552
Local calls MLS (millions)	1,245	1,328	1,265	1,428	1,201
DLD traffic of 188 Telefónica Mundo + Globus 120 (thousands of minutes)	183,372	184,456	176,075	172,942	164,958
Outgoing ILD traffic of 188 Telefónica Mundo +Globus 120 (thousands of minutes)	15,218	16,071	17,404	17,395	16,146
Access charge traffic (thousands of minutes)	1,672,282	1,762,580	1,707,252	1,645,934	1,460,389
Number of lines connected	71,898	93,617	76,950	97,954	65,045
Number of CTC's employees (end of period) (3)	3,242	3,252	3,254	2,559	2,569
Number of subsidiaries' employees (end of period) (3)	4,631	4,730	2,468	2,084	2,121
Number of cellular subscribers (end of period)	1,651,282	1,710,326	1,761,432	1,849,283	1,883,837

(1)	Includes circuits and ISDN lines in order to indicate the real capacity of the network.
(2)	2002 Poll (15.1 million inhabs.) identified that estimated Chilean population by the "INE", Statistic National Institute, (15.7 million inhabs.) was overestimated
(3)	As of March 2003 the criteria for calculation of the permanent personnel was modified by adding personnel with fixed term contracts. Year 2002 was modified accordingly

ANNUAL VARIATION

	I 2002	II 2002	III 2002	IV 2002	I 2003

Total lines in service at the end of period	0.8%	0.6%	-1.1%	-1.3%	-4.2%
Average number of lines in service (quaterly)	0.8%	0.6%	-0.2%	-1.9%	-2.9%
Numbers of lines installed	0.6%	0.2%	0.5%	0.1%	0.1%
Lines per 100 Inhabitants	-0.6%	-0.6%	-2.3%	-1.5%	-0.6%
Public telephones in service at the end of period	69.8%	36.9%	18.1%	5.5%	-6.2%
Effective minutes of traffic measured by second (million)	-6.1%	-2.3%	-4.2%	0.0%	-2.7%
Local calls MLS (millions)	-6.9%	-3.5%	-9.9%	-0.8%	-3.5%
DLD traffic of 188 Telefónica Mundo + Globus 120 (thousands of minutes)	-7.8%	-7.6%	-11.7%	-14.1%	-10.0%
Outgoing ILD traffic of 188 Telefónica Mundo +Globus 120 (thousands of minutes)	7.5%	-1.3%	7.9%	6.9%	6.1%
Access charge traffic (thousands of minutes)	-6.1%	-4.6%	-5.9%	-9.0%	-12.7%
Number of lines connected	-21.5%	-5.5%	12.2%	37.2%	-9.5%
Number of CTC's employees (end of period)	-29.9%	-0.9%	6.6%	-21.2%	-20.8%
Number of subsidiaries' employees (end of period)	-2.3%	4.5%	-49.8%	-54.8%	-54.2%
Number of cellular subscribers (end of period)	27.5%	20.8%	19.0%	17.8%	14.1%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2003

TELECOMMUNICATIONS COMPANY OF CHILE

By /s/ JULIO COVARRUBIAS F.
Name: Julio Covarrubias F.
Title: Chief Financial Officer